LifeSci Fund Management LLC – Code of Ethics

I.	Statement of General Principles

This Code of Ethics has been adopted by LifeSci Fund Management LLC (the “Adviser”) for the purpose of instructing all Supervised Persons (as defined below) in their ethical obligations and to provide rules for their personal securities transactions.  All such persons owe a fiduciary duty to the Adviser’s clients.  A fiduciary duty means a duty of loyalty, fairness and good faith towards the Adviser’s clients, and the obligation to adhere not only to the specific provisions of this Code but to the general principles that guide the Code.  These general principles are:

•	The duty at all times to place the interests of clients first;
•	The requirement that all personal securities transactions and transactions executed on behalf of the Adviser and its clients be conducted in a manner consistent with the Code of Ethics and in such a manner as to avoid any actual or potential conflict of interest or any abuse of any individual’s position of trust and responsibility; and
•	The fundamental standard that such Supervised Persons should not take inappropriate advantage of their positions, or of their relationship with clients.

It is imperative that the personal trading activities of the Supervised Persons, whether on their own behalf or on behalf of the Adviser and its clients, be conducted with the highest regard for these general principles in order to avoid any possible conflict of interest, any appearance of a conflict, or activities that could lead to disciplinary action.  This includes executing transactions through or for the benefit of a third party when the transaction is not in keeping with the general principles of this Code.

All personal securities transactions must also comply with the Adviser’s Insider Trading Policy and Procedures as set forth herein.  Supervised Persons shall comply at all times with all applicable federal securities laws.  Federal securities laws means the Securities Act of 1933, the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002, the Investment Company Act of 1940, the Investment Advisers Act of 1940, Title V of the Gramm-Leach-Bliley Act, any rules adopted by the Securities & Exchange Commission (the “SEC”) under any of these statutes, the Bank Secrecy Act as it applies to funds and investment advisers, and any rules adopted thereunder by the SEC or the Department of the Treasury.  Supervised Persons shall at all times maintain the confidentiality of client identities, security holdings, financial circumstances and other confidential information.  Supervised Persons shall report any violations of this Code of Ethics promptly to the Chief Compliance Officer (as defined below).

II.	Definitions
A.	Access Persons: any employee, officer, director or partner of the Adviser (or of any company in a control relationship to the Adviser) who has or may have access to non-public information regarding any client’s purchase or sale of securities or the portfolio holdings of a Fund or any fund advised by an affiliate of the Adviser, or who, in connection with his or her regular functions or duties, has access to, participates in or makes recommendations with respect to the purchase or sale of securities; and any natural person who controls the Adviser and who obtains information about recommendations with respect to the purchase or sale of securities.  The Chief Compliance Officer will maintain a current list of all Access Persons.

B.	Advisory Client: any person or entity (including investment vehicles) for which the Adviser has investment authority or discretion.
C.	Automatic Investment Plan: a program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation. An Automatic Investment Plan includes a dividend reinvestment plan.
D.	Beneficial Interest: ownership or any benefits of ownership, including the opportunity to directly or indirectly profit or otherwise obtain financial benefits from any interest in a Security.
E.	Chief Compliance Officer: the Chief Compliance Officer of the Adviser.
F.	Access Person Account: each account in which a Supervised Person or a member of his or her family has any direct or indirect Beneficial Interest or over which such person exercises control or influence, including, but not limited to, any joint account, partnership, corporation, trust or estate. A Supervised Person’s family members include the Access Person’s spouse, minor children, any person living in the home of the Access Person and any relative of the Access Person (including in-laws) to whose support an Access Person directly or indirectly contributes.
G.	Supervised Persons: the employees, officers, partners and directors (or other persons occupying a similar status or performing similar functions) of the Adviser, including Access Persons, as well as any other persons who provide advice on behalf of the Adviser and are subject to the Adviser’s supervision and control. The Chief Compliance Officer will maintain a current list of all Supervised Persons.
H.	Exempt Transactions: transactions which are 1) effected in an amount or in a manner over which the Access Person has no direct or indirect influence or control, 2) pursuant to an Automatic Investment Plan, 3) in connection with the exercise or sale of rights to purchase additional securities from an issuer and granted by such issuer pro-rata to all holders of a class of its securities, 4) in connection with the call by the issuer of a preferred stock or bond, 5) pursuant to the exercise by a second party of a put or call option, 6) closing transactions no more than five business days prior to the expiration of a related put or call option, 7) involving shares of an exchange-traded fund that (i) tracks a broad-based market index and ii) is not advised or sub-advised by the Adviser or an affiliate of the Adviser or 8) involving shares of a security of an issuer with a market capitalization in excess of $500 million.

I.	Fund: any series of any investment company to which the Adviser serves as investment adviser or investment sub-adviser.
J.	Related Security: A security issued by the same issuer or issuer under common control, or when either security gives the holder any contractual rights with respect to the other security, including options, warrants or other convertible securities.
K.	Security: any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, pre-organization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas or other mineral rights, or, in general, any interest or instrument commonly known as a “security,” or any certificate or interest or participation in temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase (including options) any of the foregoing.
L.	Securities Transaction: the purchase or sale, or any action to accomplish the purchase or sale, of a Security for an Access Person Account. The term Securities Transaction does not include 1) transactions executed by the Adviser for the benefit of unaffiliated persons, such as investment advisory and brokerage clients, 2) transactions effected by and through accounts over which the Access Person has no direct or indirect influence or control, or 3) transactions effected pursuant to an automatic investment plan.
III.	General Provisions
A.	Purpose and Scope: The General Provisions described in this Section III are intended to ensure the fulfillment of the Adviser’s fiduciary duty to a Fund and compliance with the federal securities laws as they apply to the Adviser and its Access Persons. These procedures should be read in conjunction with the Adviser’s Compliance Manual, which contains further policies and procedures intended to ensure fulfillment of the Adviser’s fiduciary duty and compliance with the federal securities laws. The General Provisions described in this Section III do not apply to Exempt Transactions. However, Access Persons must remember that regardless of a transaction’s status as exempt or non-exempt, the Access Person must at all times put the interests of a Fund first.
B.	Blackout Periods: Access Persons may not execute a Securities Transaction within three (3) calendar days before or after the date on which a purchase or sell order in that same Security or a Related Security is purchased or being considered for purchase by a Fund unless the Securities Transaction is combined (“blocked”) with the Fund’s transaction or unless the transaction is executed after all transactions in the same security and the same type of trade for the Fund are executed. Securities Transactions executed in violation of this prohibition shall be unwound or, if not possible or practical, the Access Person must disgorge to the Fund the value received by the Access Person due to any favorable price differential received by the Access Person.  For example, if the Access Person buys 100 shares at $10 per share, and the Fund buys 1000 shares at $11 per share, the Access Person will pay $100 (100 shares x $1 differential) to the Fund.

C.	Restricted List: As noted in Section III.C, above, Access Persons may come into possession of material, non-public information as part of their regular due-diligence activities. If an Access Person comes into possession of material, non-public information, he or she should immediately, and in no case later than one (1) business day after the receipt of such information, report such information and the circumstances under which it was received to the Chief Compliance Officer. The Chief Compliance Officer will add the security or securities to which the material, non-public information pertains to a “Restricted List.” The Adviser and all Access Persons will be prohibited from trading in Securities included on the Restricted List, whether on their own behalf or on behalf of a Fund or the Adviser. Securities will be added to and removed from the Restricted List at the Chief Compliance Officer’s discretion, and may be added to the list for reasons other than those discussed in this Section III.A.D. As a general rule, a Security will be removed from the Restricted List once the material, non-public information that caused the Security’s inclusion on the Restricted List becomes public.
D.	Service on Board of Public Company: Access Persons are prohibited from serving on the governing boards of publicly traded companies, absent prior authorization by the Chief Compliance Officer. The consideration of prior authorization will be based upon a determination that the board service will be consistent with the interests of the Adviser’s clients. In the event that board service is authorized, Access Persons serving on such governing boards will be isolated from other Access Persons making investment decisions on behalf of the Adviser or its clients with respect to the securities of the company in question.
E.	Other Outside Activities: All Access Persons must report outside business activities upon employment at the Adviser, prior to engaging in any outside business activity whether or not such activity requires prior approval, and on an annual basis, using the Adviser’s prescribed Outside Business Activity Form.
IV.	Acknowledgements
A.	Certifications, Personal Securities Disclosures and Pre-Approvals
1.	Within ten (10) days of commencement of employment with the Adviser, each Access Person must certify in writing that he or she has received, read and understands this Code and recognizes that he or she is subject to it, and must disclose the following information to the Chief Compliance Officer as of a date no more than forty-five (45) days prior to the date the person became an Access Person: a) the title, type, CUSIP or ticker symbol, number of shares and principal amount of each Security in which the Access Person has a Beneficial Interest when the person became a Access Person, b) the name of any broker/dealer with whom the Access Person maintained an account for his or her direct or indirect benefit when the person became a Access Person, and c) the date the report is submitted.

2.	Annually, each Supervised Person must certify in writing that he or she has received, read and understands this Code and any amendment hereto, and recognizes that he or she is subject to it, that he or she has complied with the requirements of this Code and has disclosed or reported all personal Securities Transactions required to be disclosed or reported pursuant to the requirements of this Code. In addition, each Access Person shall annually provide the following information to the Chief Compliance Officer (as of a date no more than forty-five (45) days before the report is submitted): a) the title, type, CUSIP or ticker symbol, number of shares and principal amount of each Security in which the Access Person had any Beneficial Interest, b) the name of any broker, dealer or bank with whom the Access Person maintains an account in which any Securities are held for the direct or indirect benefit of the Access Person, and c) the date the report is submitted. Submission of all periodic broker account statements may be used in place of the Report.
3.	Each Access Person must report, no later than thirty (30) days after the close of each calendar quarter, on the Securities Transaction Report form provided by the Adviser, all Securities Transactions during that quarter. Each Securities Transaction Report shall include the following information a) the date of the transaction, the title, and as applicable, CUSIP or ticker symbol, interest rate and maturity date, number of shares and principal amount of each Security involved in the Securities Transaction being reported, b) the nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition), c) the price of the Security at which the Securities Transaction was effected, d) the name of any broker, dealer or bank with or through which the transaction was effected, and e) the date the report is submitted. With respect to any account established by the Access Person in which Securities were held during the quarter for the direct or indirect benefit of the Access Person, a Securities Transaction Report must be submitted no later than thirty (30) days after the close of each quarter that includes a) the name of the broker, dealer or bank with whom the Access Person established the account, b) the date the account was established and c) the date the report is submitted. A Securities Transaction Report need not be submitted if it would duplicate information contained in broker trade confirmations or account statements held in the records of the Adviser, provided that such broker trade confirmations and account statements are received by the Adviser no later than thirty (30) days after the close of the applicable calendar quarter.

4.	Access Persons must obtain pre-approval from the Chief Compliance Officer prior to completing any transaction by which the Access Person will acquire a direct or indirect beneficial interest in any Security in an initial public offering or in a limited offering. Requests for pre-approval must be submitted to the Chief Compliance Officer via email.
B.	Administration and Enforcement
1.	The Chief Compliance Officer is responsible for the administration of the Code of Ethics. The Chief Compliance Officer shall review all reports or pre-approval requests received from Access Persons pursuant to Section IV.A of this Code, shall ensure that all Access Persons are in compliance with their reporting obligations under this Code and, no less frequently than annually, shall furnish to a Fund’s board of directors a written report that: (i) describes any issues arising under the Code or related procedures since the last report to the board of directors, including, but not limited to, information about material violations of the Code or related procedures and sanctions imposed in response to those material violations; and (ii) certifies that the Adviser has adopted procedures reasonably necessary to prevent Access Persons from violating the Code. With respect to reports and pre-approval requests submitted by the Chief Compliance Officer pursuant to Section IV.A of this Code, such reports and requests shall be reviewed by the Portfolio Manager of the Fund.
2.	If a Supervised Person violates this Code, the Chief Compliance Officer will report the violation to the board of directors of the applicable Fund for appropriate remedial action which, in addition to the actions specifically delineated in other sections of this Code, may include a reprimand of the Supervised Person, or suspension or termination of the Supervised Person’s relationship with the Fund and/or the Adviser.
V.	Insider Trading Policies & Procedures
A.	Scope. Trading the securities of any company while in possession of material, nonpublic information about that company is generally prohibited by the securities laws of the United States and the Adviser’s policy. Under insider trading laws, a person or company that illegally trades in securities of a company while in possession of material, nonpublic information about that company may be subject to severe sanctions, including civil penalties, fines and imprisonment. The rules contained in this Code apply to securities trading and information handled by Supervised Persons of the Adviser. The law of insider trading is complicated and continuously developing. Individuals may be uncertain about the application of insider trading rules in some circumstances and any questions about insider trading rules should be addressed with the Chief Compliance Officer. You must notify the Chief Compliance Officer immediately if you have any reason to believe that insider trading has occurred or is about to occur.

B.	Policy on Insider Trading. No person to whom these procedures apply may trade, either personally or on behalf of others (such as investment accounts managed by the Adviser), while in possession of material, nonpublic information, nor may any Supervised Person communicate material, nonpublic information to others in violation of the law.
C.	Who is an Insider? Corporate insiders who possess material, nonpublic information about a corporation may be required either to disclose that information to the investing public or to refrain from passing such information along to others, trading in or recommending the purchase or sale of the corporation’s securities. Similarly, as a general rule, those to whom corporate insiders “tip” material, nonpublic information must refrain from passing such information along to others, trading in or recommending the corporation’s securities. In addition, under most circumstances, tipping or trading on material, nonpublic information about a tender offer may violate the rules of the SEC. Tipping may include spreading rumors about potential tender offers. For example, personnel may not pass along a rumor regarding a tender offer to those who are likely to trade on the information or further spread the rumor if the rumor emanated, directly or indirectly, from someone connected with the target, the offeror, or their respective officers, directors, partners, employees or persons acting on their behalf, even if such information was inadvertently communicated.
D.	What is Material Information? The question of whether information is material is not always easily resolved. Generally, the courts have held that a fact is material if there is substantial likelihood that a reasonable investor would consider the information “important” in making an investment decision. As such, material information would include information which would likely affect the market price of any securities, or which would likely be considered important by a reasonable investor in determining whether to buy, sell or hold such securities. Examples of material information may include the following:
•	Significant dividend increases or decreases
•	Significant earnings information or estimates
•	Significant changes in earnings information or estimates previously released by a company
•	Significant expansion or curtailment of operations
•	Significant increases or declines in orders
•	Significant merger, acquisition or divestiture proposals or agreements
•	Significant new products or discoveries
•	Extraordinary borrowing
•	Major litigation
•	Significant liquidity problems
•	Extraordinary management developments
•	Purchase or sale of substantial assets
•	Capital restructuring, such as exchange offers
•	Block and/or Restricted Securities transactions

Material information also may relate to the market for a company’s securities. Information about a significant order to purchase or sell securities may, in some contexts, be material. Prepublication information regarding reports in the financial press also may be material. For example, the United States Supreme Court upheld the criminal convictions of insider trading defendants who capitalized on prepublication information about The Wall Street Journal’s “Heard on the Street” column.

E.	What is Non-Public Information? Information is “nonpublic” if it has not been disclosed generally to the investing public. Information is made public if it has been broadly disseminated and made available to the general public by publication in the newspapers or other media or if it has been the subject of a press release addressing the general investing public. However, information is not necessarily made public merely because such information is communicated through rumors or other unofficial statements in the marketplace.

F.	Identifying Inside Information. Before executing any trade for yourself or others, including Advisory Clients, you must determine whether you have access to material, nonpublic information. If you think that you might have access to material, nonpublic information, you should take the following steps:
•	Prior to taking any action, report the information and proposed trade immediately to the Chief Compliance Officer;
•	Do not purchase or sell the securities on behalf of yourself or others, including accounts of Advisory Clients;
•	Do not communicate the information inside or outside the Adviser, other than to the Chief Compliance Officer; and
•	After the Chief Compliance Officer has reviewed the issue, the Adviser will determine whether the information is material and nonpublic and, if so, what action the Adviser will take.

You should consult with the Chief Compliance Officer before taking any action or engaging in any transaction which inside information may have been provided. This degree of caution will protect you, our clients, and the Adviser.

VI.	Gifts and Entertainment

Supervised Persons should not accept gifts, favors, entertainment, special accommodations or other things of material value that could influence their decision-making or make them feel beholden to a person or Adviser. Similarly, a Supervised Person should not offer gifts, favors, entertainment or other things of value that could be viewed as overly generous or aimed at influencing decision-making or making a client feel beholden to the Adviser or the Supervised Person.

A.	Gifts. No Supervised Person may receive any gift, service or other thing of more than de minimis value from any person or entity that does business with or on behalf of the Adviser. No Supervised Person may give or offer any gift of more than de minimis value to existing clients, prospective clients, or any entity that does business with or on behalf of the Adviser without pre-approval by the Chief Compliance Officer. Gifts, other than cash, given in connection with special occasions (e.g., promotions, retirements, weddings), of reasonable value are permissible.

B.	Cash. No Supervised Person may give or accept cash gifts or cash equivalents to or from a client, prospective client, or any entity that does business with or on behalf of the Adviser. This includes cash equivalents such as gift certificates, bonds, securities, or other items that may be readily converted to cash.

C.	Entertainment. No Supervised Person may provide or accept extravagant or excessive entertainment to or from a client, prospective client, or any person or entity that does or seeks to do business with or on behalf of the Adviser. Supervised Persons may provide or accept a business entertainment event, such as dinner, a sporting event, golf outings, etc. provided that such activities involve no more than customary amenities.

VII.	Confidential Information

All Supervised Persons of the Adviser shall exercise care in maintaining the confidentiality of any Confidential Information, except where disclosure is authorized or legally mandated. Confidential information includes non-public information, the identity of security holdings and financial circumstances of clients.

A.	Adviser Duties. The Adviser will keep all information about Advisory Clients in strict confidence, including client’s identity (unless the client consents), the client’s financial circumstances, the client’s security holdings, and advice furnished to the client by the Adviser or its vendors.

B.	Supervised Persons’ Duties. The Adviser strictly prohibits Supervised Persons from disclosing to persons outside the Adviser any material nonpublic information about any Advisory Client, including, the securities investments made by the Adviser on behalf of an Advisory Client, information about contemplated securities transactions, or information regarding the Adviser’s trading strategies, except as required to perform a securities transaction on behalf of an Advisory Client or for other legitimate business purposes.

C.	Internal Walls. The Adviser prohibits Supervised Persons from disclosing nonpublic information concerning Advisory Clients or securities transactions to any other person within the Adviser, except as required for legitimate business purposes.

D.	Physical Security. Files containing material nonpublic information will be sealed and/or locked when not being used or accessed and access to computer files containing such information is restricted to certain users.

E.	Regulation S-P. The Adviser maintains policies and procedures in compliance with Regulation S-P. For specific procedures and policies these documents should be reviewed and understood. The Adviser requires that all Supervised Persons comply with the Adviser’s privacy policy. NOTE: Regulation S-P covers only a subset of the Adviser’s confidentiality standards. Regulation S-P applies only to natural persons and only to personal information. The Adviser’s fiduciary duty to keep client information confidential extends to all of the Adviser’s clients and information.

VII.	Recordkeeping

A.       The Adviser shall maintain the following records in the manner and to the extent set out in this paragraph, and must make these records available to the SEC at any time and from time to time for reasonable periodic, special or other examination:

a.	A copy of each Code of Ethics currently in effect or in effect at any time during the past five years shall be maintained in an easily accessible place;
b.	A record of any violation of the Code of Ethics, and of any action taken as a result of the violation, shall be maintained in an easily accessible place for at least five years after the end of the fiscal year in which the violation occurred;
c.	A copy of each report made by an Access Person pursuant to the Code of Ethics, including any information provided in lieu of those reports, shall be maintained for at least five years after the end of the fiscal year in which the report is made or the information is provided, the first two years in an easily accessible place;
d.	A record of all persons, currently or within the past five years, who are or were required to make reports pursuant to the Code of Ethics, or who are or were responsible for reviewing these reports, shall be maintained in an easily accessible place; and
e.	A copy of each report required by Section IV.B.I of this Code of Ethics shall be maintained for at least five years, the first two years in an easily accessible place.
f.	A copy of each Supervised Person’s written acknowledgement of receipt of the Code and any amendments thereto provided pursuant to Section IV.A.2 of the Code.

B.        The Adviser shall maintain a record of any decision, and the reasons supporting the decision, to approve the acquisition by Access Persons of Securities in initial public offerings or limited offerings for at least five years after the end of the fiscal year in which the pre-approval is granted.

Adopted as of [ ], 2019

ANNUAL EMPLOYEE SECURITIES REPORT

This information is current as of _______________ (must be current as of a date no more than 45 days before the Report is submitted).  Please list ALL Securities in which you have a Beneficial Interest, as defined in the Code of Ethics.

Security (name, type, CUSIP or ticker symbol)	# of Shares and Principal Amount	Date Acquired

Please list all brokers, dealers and banks that maintain a brokerage account in which you have a Beneficial Interest, as defined in the Code of Ethics.

Name of Broker, Dealer or Bank	Account Name

I certify that I have received and read the Code of Ethics, that I understand the Code of Ethics and recognize that I am subject to it.  I certify that this is a complete list of all Securities in which I have a Beneficial Interest, and that I have complied with the requirements of the Code of Ethics including disclosure of all Securities Transactions for which the Code of Ethics requires disclosure.

Printed Name:

Signature:

Date:

QUARTERLY SECURITIES TRANSACTIONS REPORT

Calendar Quarter/Year:

Persons subject to the Code of Ethics must report ALL Securities Transactions (including Exempt Transactions) as defined in the Code of Ethics, executed during the reporting period.  A Brokerage Statement will be acceptable in place of this report.  This Report must be returned to the Chief Compliance Officer, regardless of whether any Securities Transactions occurred, before the 30th day after the close of the calendar quarter.  Please note that this Report covers ALL Securities in which you have a Beneficial Interest.

☐ I have executed no Securities Transactions during the quarter.

☐ The following is a complete list of my Securities Transactions:

Security*	Transaction Date	Purchase, Sale, or Other	# of Shares & Principal Amount of Security	Price	Executing Broker, Dealer or Bank

*Provide title and, as applicable, interest rate, maturity date, ticker symbol or CUSIP, if applicable

☐ I have not opened a brokerage account during the quarter.

☐ The following is a complete list of all brokerage accounts I opened during the quarter:

Name of Broker, Dealer or Bank:	Account Name:	Date Established:

I certify that I have read and understand the Code of Ethics and that I have complied with the requirements of the Code of Ethics, including disclosure of all Securities Transactions that require disclosure.

Printed Name:

Signature:

Filing Date:

THIS REPORT SHALL NOT BE CONSTRUED AS AN ADMISSION THAT THE REPORTING PERSON HAS ANY DIRECT OR INDIRECT BENEFICIAL OWNERSHIP IN ANY SECURITY TO WHICH THIS REPORT RELATES.

NEW EMPLOYEE SECURITIES REPORT

This information is current as of _______________ (must be current as of a date no more than forty-five (45) days before your commencing employment).  Return to Chief Compliance Officer within ten (10) days of your commencing employment.

Please list ALL Securities in which you have a Beneficial Interest, as defined in the Code of Ethics.

Security (name, type, CUSIP or ticker symbol)	# of Shares or Principal Amount	Date Acquired

Please list all brokers, dealers and banks that maintain a brokerage account in which you have a Beneficial Interest, as defined in the Code of Ethics.

Name of Broker, Dealer or Bank	Account Name

I certify that I have received and read the Code of Ethics, that I understand the Code of Ethics and recognize that I am subject to it.  I certify that this is a complete list of all Securities in which I have a Beneficial Interest, and that I have complied with the requirements of the Code of Ethics including disclosure of all Securities Transactions for which the Code of Ethics requires disclosure.

Printed Name:

Signature:

Date: